A/C No [redacted]
Statement Date 18-Nov-21

CHRISTIE'S

Mailing Address
Masterworks Gallery, LLC as agent for Masterworks Cayman SPC on behalf of its 093 Segregated Portfolio
225 Liberty Street 29th Floor
New York NY 10281
United States

Account Address
Masterworks Gallery, LLC as agent for Masterworks Cayman SPC on behalf of its 093 Segregated Portfolio
225 Liberty Street 29th Floor
New York NY 10281
United States

THIRD PARTY STATEMENT

[redacted]

Successful Purchaser	Hammer Price	Buyer's Premium	Bid Amount
Yes	18,000,000.00	2,970,000.00	18,000,000.00

Sub Total Amount Due	
Hammer Price	18,000,000.00
Buyer's Premium	2,970,000.00
Flat Financing Fee Due (to You)	(970,000.00)
Net Amount Due to Christie's	**20,000,000.00**

Payment Due to Christie's	
10-May-22	20,000,000.00

* All proceeds are pending the receipt of payment in full from purchasers.

Please note that this statement is provided to you as a courtesy and shall not be deemed an amendment to or modification of the agreement.